1A0: Registrant Name: AMG FUNDS

NSAR 77M - Merger


On June 20, 2017, as adjourned to July 20, 2017, a special meeting of shareholders of AMG Managers Cadence Capital Appreciation Fund (the "Target Fund"), a series of AMG Funds III, was held to consider a proposal to approve an Agreement and Plan of Reorganization, which provided for the acquisition of the assets and assumption of the liabilities of the Target Fund in exchange for shares of AMG Renaissance Large Cap Growth Fund (the "Acquiring Fund"), a series of AMG Funds, and the liquidation and termination of the Target Fund. This transaction is referred to herein as the "Reorganization". On March 15-16, 2017, the Boards of Trustees of AMG Funds and AMG Funds III approved the Reorganization, and on July 20, 2017, the Reorganization was approved by the affirmative vote of a majority of the outstanding voting securities (as defined in the Investment Company Act of 1940, as amended) of the Target Fund. On July 31, 2017, the Reorganization was completed according to the terms set forth above and in the Agreement and Plan of Reorganization. Pursuant to the Reorganization, the assets and liabilities of the Target Fund were exchanged for shares of the Acquiring Fund, and shareholders of the Target Fund became shareholders of the Acquiring Fund.